SUB-ITEM 77J(A)

         REVALUATION OF ASSETS OR RESTATEMENT OF CAPITAL SHARE ACCOUNT



On February 3, 2000, the Board of Directors of Short-Term Investment Co. approved the revised Procedures for Valuing Securities (Pricing Procedures). The procedures have been revised for two primary purposes. First, language has been added to clarify that closing prices will be as of the close of regular market trading hours, and not those of extended market hours. Secondly, corporate loans have been added as a security type.